EXHIBIT 21

SUBSIDIARIES OF CARDIOTECH INTERNATIONAL, INC.

State or Other Jurisdiction of:

Name	Incorporation or Organization
Catheter and Disposables Technology, Inc.	Delaware, USA
Dermaphylyx, Inc.	Delaware, USA
Gish Biomedical, Inc.	California, USA
CardioTech Realty, LLC	Massachusetts, USA